March 5, 2007

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington D.C., 20549-7070

Re:	Network CN Inc.
Amendment No. 2 to Form 8-K
Filed September 26, 2006
Form 10-QSB for the Fiscal Quarter Ended June 30, 2006
File No. 000-30264

Dear Ms. Jenkins:

This letter provides additional supplemental responses to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Network CN Inc. (the “Company”) dated October 16, 2006 together with additional queries communicated to the Company and its counsel by Staff Accountant, Brian K. Bhandari by telephone.

For your convenience, we have included each of the Staff’s comments to which we are providing supplemental responses in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 8-K/A filed September 26, 2006

Guangdong Tianma International Travel Service Co., Ltd. Financial Statements

Notes to Financial Statements

Note 1- Summary of Significant Accounting Policies and Organization

(H) Revenue Recognition, page 7

Staff Comment 2.        It appears that you are recording revenue on a gross basis for travel agency services. Please provide us with an analysis of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as it relates to these services. Your analysis should address each of the indicators discussed in the related technical guidance and clarify the type of services provided to your customers. We may have further comments.

Tia Jenkins

Senior Assistant Chief Accountant

March 5, 2007

Response:

We have considered each of the indicators of EITF 99-19 for Gross Revenue Reporting:

The company (not the supplier) is the primary obligor in the arrangement.

The Company, through its subsidiary, Guangdong Tianma Travel Service Ltd. (“Tianma”), organizes domestic tour and travel packages in and to several provinces of China, as well as international travel originating from several provinces of China (Tianma currently does not organize international tour packages into China originating from outside of China), which can incorporate, among other things, air and land transportation, hotels, restaurants and tickets to tourist destinations and other excursions.  Tianma books all elements of such packages with third party service providers, such as airlines, rental car companies and hotels, or through other tour package providers and then resells such packages to its clients. A typical sale of tour services is as follows:

1.

Tianma, in consultation with sub-agents, organizes a tour or travel package, including making reservations for blocks of tickets, rooms, etc. with third party service providers. Tianma may be required to make deposits, pay all or part of the ultimate fees charged by such service providers or make legally binding commitments to pay such fees at this time. For air-tickets, Tianma normally books a block of air-tickets with airlines in advance and pays full amount to reserve seats before any tours are formed. The air-tickets are usually valid for a certain period of time. If the pre-packaged tours do not materialize and are eventually not formed, Tianma will have to sell the air-tickets to other travel agents or customers. For hotels, meals and transport, Tianma usually pays 50-60% deposit upfront. After completion of tours, the remaining balance will be settled.

2.	Tianma, through its sub-agents, advertises tour and travel packages at the price set by Tianma and sub-agents (see discussion below).
3.	Customers approach Tianma or its appointed sub-agents to book an advertised packaged tour.
4.	The customers pay a deposit to Tianma directly or through its appointed sub-agents.

Tia Jenkins

Senior Assistant Chief Accountant

March 5, 2007

5.

When the minimum required number of customers (which number is different for each tour based on the elements of the tour and the costs of the tour) for a particular tour is reached, Tianma will contact the customers for tour confirmation and request for full payment. All payments received by the appointed sub-agents are paid to Tianma prior to the commencement of the tours.

6.	Tianma will then make or finalize corresponding bookings with outside service providers such as airlines, bus operators, hotels, restaurants, etc. and pay any upaid fees to such providers.

Tianma is the principal in such transactions and is the primary obligor to the third party providers, regardless of whether it has received full payment from its customers. In addition, Tianma is also liable to the customers for any claims relating to the tours, such as accidents or tour services. Tianma has adequate insurance coverage for accidental loss arising during the tours. The Company utilizes a network of sub-agents who operate strictly in Tianma’s name and can only advertise and promote the business of Tianma with the prior approval of Tianma.

The company has general inventory risk (before customer order is placed or upon customer return).

As a service provider, Tianma carries no inventory. However, Tianma typically organizes some or all elements of the tour and travel packages prior to receiving full payment from its customers. As a result, Tianma frequently becomes obligated to the third party service providers to pay for such services prior to receiving full payment from its customers, although Tianma routinely requires payment of a deposit to secure participation in a tour package. Before tour departure, customers have to settle full amount. However, Tianma is at risk for the payment of some or all of the fees and expenses payable to third party service providers during the period before full payment is received from its customers. In addition, Tianma is generally required to reimburse clients for fees paid to Tianma or the sub-agents if Tianma’s sub-agents of third party service providers fail to provide the specified services. Tianma may also elect or

Tia Jenkins

Senior Assistant Chief Accountant

March 5, 2007

be required to refund part of all of the fees paid by its customers under certain circumstances related to the quality or timing of services provided by third parties, which may not coincide with Tianma’s ability to obtain equivalent reimbursement or refunds from the third party service providers.

The company has latitude in establishing price.

Tianma typically sets the minimum price at which tour and travel packages should be sold by its sub-agents and allows its sub-agents to market and sell such packages at a higher price determined by them. The minimum price set by Tianma is set based on the aggregate fees and expenses then charged by third party service providers for the tour and travel package elements together with an amount necessary to cover other expenses, such as, without limitation, interest with respect to prepayments to third party service providers, commissions and general corporate overhead, and an appropriate profit margin. Tianma allows its sub-agents discretion in setting the final price of tour and travel packages because sub-agents typically have better information regarding client demand and prices of competing services. The mark-up imposed by the sub-agents covers their commission, fees and other expenses, as well as additional revenues for Tianma. Tianma typically has not been required to impose upper limits on the package prices set by its sub-agents, but could do so if circumstances so demanded (such as if the mark-up resulting in reductions in sales or increases in cancellations).

The company changes the product or performs part of the service.

The service provided by and sold by Tianma is organizing and packaging complete tour and travel arrangements. Tianma’s clients purchase complete travel or tour packages from Tianma rather than purchasing each element of the package separately through individual service providers. The elements of this service consist of, without limitation, scheduling and booking air and land transportation, hotel accommodations and excursions, negotiating for lower prices from third party service providers, and providing tour guides and information packages. Tianma typically utilizes the services of one or more sub-agents to provide part of this service.

The company has discretion in supplier selection.

Tia Jenkins

Senior Assistant Chief Accountant

March 5, 2007

Tianma locates and contracts with all third party service providers, such as overseas travel agents, hotels, airlines and rental car companies. Tianma’s sub-agents do not contract with any third party service providers. Therefore, Tianma has the sole discretion in selecting third party service providers and other suppliers.

The company is involved in the determination of product or service specifications.

Tianma has the sole discretion in determining the elements of each travel or tour package, although Tianma does take advise of its sub-agents in determining the preferences and demands of its ultimate customers. After the tour package elements are determined by Tianma, its sub-agents may promote or advertise the packages as directed by Tianma.

The company has physical loss inventory risk (after customer order or during shipping).

As described in the second element of EITF 99-19 above regarding general inventory risk, Tianma is a service provider with no physical loss inventory risk, however, Tianma is at risk for the payment of some or all of the fees and expenses payable to third party service providers during the period before full payment is received from its customers and with respect to certain reimbursement or refund obligations to clients.

The company has credit risk.

As described in the second element of EITF 99-19 above regarding general inventory risk, Tianma is at risk for the payment of some or all of the fees and expenses payable to third party service providers during the period before full payment is received from its customers and with respect to certain reimbursement or refund obligations to clients.

As a result of the above analysis, we feel that our revenue recognition policy of recording revenues at the gross amount is appropriate.

The Company acknowledges that:

Tia Jenkins

Senior Assistant Chief Accountant

March 5, 2007

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Daley Mok
Daley Mok
Chief Financial Officer

Enclosures

cc:  Scott C. Kline

Crone Rozynko LLP